UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of May to August 2003.

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F  ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   X             No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):    0-30052

FOR IMMEDIATE RELEASE	Wednesday, May 28, 2003
(No.2003-05-10)

CARMANAH AND DIALIGHT SIGN MEMORANDUM OF UNDERSTANDING

Leading LED lighting companies join forces in multimillion-dollar solar LED market

Victoria, British Columbia, Canada - May 28, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce today that it has signed a memorandum of understanding with Dialight Corporation.  As two industry leaders in the fast-growing LED (light-emitting diode) lighting market, the companies will now jointly develop and market roadway and aviation lighting for North America's transportation market.

Under the agreement, Carmanah will pair its patented power-management technology for self-contained, solar-powered LED lights with Dialight's expertise in LED applications and optics engineering.  "Through this partnership, we will unite the core competencies of both companies at a time of rapid industry growth," states Carmanah CEO Art Aylesworth.  "The complementary technologies of Dialight and Carmanah will enable the partnership to offer the world's best solutions for emerging LED lighting applications in the transportation sector."

Carmanah is the global leader in solar-powered, self-contained LED lighting for a number of commercial industrial markets.  The company perfected its patented Automatic Light Control (ALC) technology while engineering navigation lights for harsh marine environments, enabling it to produce the most robust, compact and reliable stand-alone lighting systems available on the market.  Dialight is the leading manufacturer of energy-saving LED fixtures that retrofit incandescent lights for on-the-grid applications.

"In 1997, the market for off-grid outdoor lighting was estimated at more than US$160 million annually in the U.S. alone, and it has been growing rapidly ever since", states Gary Durgin, Vice President of Business Development for Dialight.  "With this agreement, we have the ingredients to make the most of this opportunity.  Our experience in designing and marketing LED technology for new applications and Carmanah's expertise in harnessing the cost savings and convenience of solar power will make an effective partnership."

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway, railway, mining and aviation markets.  The company has more than 50,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

About Dialight Corporation

Dialight Corporation is a New Jersey-based subsidiary of the UK multinational Roxboro Group PLC (RXO.L).  The company has more than 60 years of experience in lighting technology and has been pioneering some of the most innovative LED-based products since the technology was developed in the early 1970s.  Dialight's transportation division has an extensive offering of LED-based lighting products for the aviation, transit, road and railway markets.  The company is recognized as the leader in LED traffic signals, with the largest installation base in the world.  Dialight was also the first company to receive FAA approval on their innovative hardwired LED airfield and obstruction lights.  For more information, visit www.dialight.com or www.roxboro.com.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Dialight Contact: Mr. Gary Durgin VP of Business Development Dialight Corporation Tel: (732) 751-5830 gdurgin@dialight.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2001, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Tuesday, June 24, 2003
(No.2003-06-11)

CARMANAH TECHNOLOGIES TO ACQUIRE AVVA TECHNOLOGIES

Vancouver, British Columbia and Calgary, Alberta - June 24, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) and AVVA Technologies Inc. (TSX VE: AVY) are pleased to announce that they have signed a binding letter of intent pursuant to which Carmanah, or a wholly owned subsidiary thereof, will make an offer to acquire all of the issued and outstanding shares of AVVA (the "Proposed Acquisition").  It is currently anticipated that the Proposed Acquisition will be completed by way of an amalgamation, subject to receipt of tax and corporate planning advice for both parties.

Carmanah and AVVA have agreed, on a preliminary basis, that Carmanah will issue to AVVA shareholders 1 common share for every 8 AVVA shares outstanding subject to an independent valuation or fairness opinion (if one is obtained) and due diligence results.  The deemed price per Carmanah share will be $0.95 being the closing CMH share price on June 23, 2003.  The deemed price per AVVA share will be $0.11875.  A 1 for 8 ratio would also be applied to AVVA's issued options and warrants.

The Proposed Acquisition was negotiated at arm's length between the parties.  It is anticipated that Tom Charlton and Mark Komonoski will continue their relationship with AVVA following completion of the Proposed Acquisition.  Carmanah also intends to grant 200,000 incentive stock options to proposed directors and officers of AVVA in conjunction with the closing of the Proposed Acquisition.  A $0.95 price per share is hereby reserved for such grant of stock options listed above.

Completion of the Proposed Acquisition is subject to various conditions precedent, including but not limited to completion of a mutual due diligence process and the approval of the TSX Venture Exchange Inc.  In addition, if the Proposed Acquisition proceeds by way of an amalgamation between AVVA and a wholly owned subsidiary of Carmanah, the shareholders of AVVA will be asked to approve the Proposed Acquisition at a special meeting of shareholders.

"As part of our business strategy, Carmanah has been clear that we wish to add either expanded technical expertise or enhanced route to market through appropriate acquisitions or alliances.  AVVA meets both of these criteria plus offers the added benefit of increased manufacturing in the area of LED edge lit lighting products.  The edge lighting expertise of AVVA plus their early in-roads into the North American highways markets are complimentary to the objectives and opportunities in front of us at Carmanah.  We see obvious benefits for all stakeholders and plan to focus on the many revenue based synergies that exist between the two companies " says Art Aylesworth, CEO of Carmanah Technologies.

"It has been a directive of AVVA's Board to pursue growth opportunities that would diversify and compliment its product lines and technology," stated Tom Charlton, Chairman of AVVA Technologies Inc.  "Carmanah has tremendous resources in research and development.  Its valuable knowledge in solar power and LED technologies will greatly enhance AVVA's edge-lit product line.  Together, both companies can offer their shareholders a more diversified and exciting future."

Manufacturing LED edge-lit signage at its Calgary facility, AVVA's technology has illuminated signs for multi-national corporations such as McDonalds, Pizza Hut, Hilton Hotels, Haagen Dazs, and Canon.  The company had $3 million in sales in 2002, 80 per cent of which were derived from exports throughout North America, the U.K., the Middle East, Europe, Central and South America.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

"I believe combining the two companies will benefit both groups of shareholders and is immediately accretive, the sum is greater then the parts.  We are excited and look forward to contributing to the combined team" added Mark Komonoski, CEO of AVVA.

About AVVA Technologies Inc.

AVVA designs, manufactures and distributes the world's finest, energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  The shares of AVVA are publicly traded on the TSX Venture Exchange under the symbol "AVY".

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented, proprietary solar-powered LED lighting solutions for the marine, transit, roadway and railway markets.  The company has more than 50,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For further information, please visit www.carmanah.com.

On Behalf of the Board of Directors

On Behalf of the Board of Directors

Carmanah Technologies Corporation

AVVA Technologies Inc.

" Praveen Varshney "

" Tom Charlton "

Praveen Varshney, Director

Tom Charlton, Director

Corporate and Investor Contact:

For Carmanah:

Mr. Praveen Varshney, Director

Tel:  (604) 629-0264

Toll-Free:  1-866-629-0264

investors@carmanah.com

For AVVA:

Mr. Mark Komonoski

komok@shaw.ca

Tel:  (403) 861-8384

Media Contact: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Tuesday, July 3, 2003
(No.2003-07-12)

2nd LARGEST US BUS TRANSIT AGENCY

ADOPTS CARMANAH SOLAR ILLUMINATED BUS STOP

Penetration of North American Transit Market Continues on Schedule

Victoria, British Columbia, Canada - Thursday, July 3, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that Pace, IL - the suburban bus division of Chicago's Regional Transportation Authority (RTA) - has purchased $25,000 in Carmanah i-STOPTM units for field trial through an open competitive bidding process.  The agency, which serves 5.2 million people in greater Chicago, is completing a $14.7 million Intelligent Bus System to improve efficiency, reduce waiting times and increase ridership.

"We are now seeing the spin-off from our successful first wave of i-STOPTM installations in cities like Atlanta and Seattle," said Carmanah's CEO Art Aylesworth.  "The latest sales to large, medium and small U.S. transit agencies show the new i-STOPTM is already making inroads into every level of the multibillion-dollar U.S. transit market."

Again and again, transit authorities are finding the i-STOPTM to be one of the most cost-effective ways to increase efficiency, public safety and ridership.  The i-STOP™ installs on common bus-stop poles and consists of an illuminated bus schedule, a security light and a flashing LED (light-emitting diode) beacon that notifies bus drivers up to one mile (1.6 kilometers) in advance if there is someone waiting at the stop.  The i-STOPTM is a particularly effective solution to transit's persistent problem of rider "pass-bys" in areas of poor lighting, busy traffic or high driving speeds.

The latest sales include:

-

$25,000 order from the Pinellas Suncoast Transit Authority, FL

-

$50,000 order from the rural Morongo Basin Transit Authority (MBTA), CA

-

$27,000 i-STOPTM order from the city of Flagstaff, AZ

-

$10,000 order from the York Region Transit, ON

-

As well as a high profile field trial of i-STOPTM technology on the Presidio Park side of San Francisco's Golden Gate Bridge.

"We are extremely excited that Pace in Chicago has chosen to field trial our technology," said Aylesworth.  "Pace is part of the second largest public transportation system in North America, with an annual budget of about $1.5 billion and over 12,000 potential i-STOPTM bus-stop locations.  From the Mojave Desert to the city of Chicago, our new sales are proving that the i-STOPTM has something for every one of the 2,200 transit agencies in the U.S."

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, roadway, railway, mining and aviation markets.  The Company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Wednesday, August 6, 2003
(No.2003-08-13)

CARMANAH ANNOUNCES SECOND QUARTER RESULTS

Victoria, British Columbia, Canada - August 6, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce its second quarter results for the 3 month periods ended June 30, 2003 and 2002.

Carmanah's total revenues for the three months ended June 30, 2003 increased to $1,608,024, compared to $1,513,733 for the same period in 2002.  Due to sales timing, the Company also possessed a production backlog of $186,000 at the end of the quarter.  Net income for the quarter was $(82,887) compared to $31,140 for the same period in 2002.

"This has been an interesting and challenging quarter for the Company", states Art Aylesworth, Carmanah's CEO.  "On one hand the sales of our marine products were excellent and continue to meet or exceed forecasts.  Sales in the secondary markets for our navigation and hazard markers, such as aviation, were also very positive.  Interest in our technology in general continues to rise.

Three issues, however, have had an effect on our overall revenue growth and profitability for the quarter.  First, the 11% upward shift in the Canadian dollar relative to the US dollar has cost the Company an equivalent reduction in top line revenues as most sales are in US dollars.  Second, the general state of the US economy has delayed many significant deals in our pipeline, as capital purchases are pushed back due to tightened US budgets.  Finally, we underestimated the time required to develop substantial 'roll-out' type sales in the transit market for our i-STOPTM and i-SHELTERTM product lines.  Our targeted timelines for roll-out sales were based on how rapidly our transit clients were accepting field trial units.

To compensate for the upswing in the Canadian dollar, we have adjusted our pricing scheme and have focused attention at reducing our overall manufacturing costs.  Regardless of US economic issues, we are confident that the overall opportunities for our technology in North America will outweigh the soft economy and sales will continue to grow.  To assist our transit clients with purchase timing for their large-scale orders, we are working to provide financing alternatives that accommodate their budgetary constraints.  We are optimistic that our significant investment into the transit market will be rewarded."

It is important to note that Carmanah's sales prospect pipeline remains at its highest level in the Company's history.  "There are a number of significant projects underway that should complete before the end of the year that will contribute to strong 2003 financial results.  Carmanah has done a good job of introducing itself to several market sectors on a global scale and the space we've identified as 'solar -powered LED lighting' is clearly a rising star.  The opportunities continue to expand and we are pleased with our development to-date", states Aylesworth.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

SUMMARY OF RESULTS FOR 2003

3 Months Ended June 30

Carmanah's total revenues for the three months ended June 30, 2003 increased 6% to $1,608,024, compared to $1,513,733 for the same period in 2002.  Revenues are derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights.  Sales are sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.

Net income was $(82,887) compared to $31,140 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $(14,174) compared with $143,158 for the same period in 2002.

Carmanah's gross profit margin was 56% of sales, a 1% reduction over previous year's 57% gross profit margin for the second quarter.  This decrease was primarily the result of the decline of the US dollar, relative to the Canadian dollar, as the Company's product pricing was pegged in US dollars.  It is important to note that the 56% represented a 3.5% gain in gross margin over the 52.5% recorded during the first three months ended March 31, 2003.  This gain was primarily due to adjustments made to the Company's purchasing practices.

6 Months Ended June 30

Carmanah recorded a record $3,514,502 in revenues.  This was an increase of 21% over the same period in 2002 at $2,894,777.

Direct cost of goods totaled $1,608,631 as compared to $1,248,166 for the six months ended June 30, 2002.  Gross profit as a percentage of sales was 54% as compared to 56% during the same period in 2002.

Sales and marketing expenses in 2003 were $296,967, representing a 13% increase or $34,285 over 2002 at $262,682.  Carmanah continues sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  It is important to note that much of the Company's sales and marketing resources are invested in emerging markets, such as transit, aviation and roadways.  These markets are expected to realize significant future revenues, but offer minimal contribution to the budget for 2003.

During the first half of 2003, research and development expenses of $344,722 represented an 8% increase over the previous year's $319,693.  The $344,722 research and development expense incurred to June 30, 2003 is net of eligible expenses recovered under a grant awarded to the Company by Sustainable Development Technology Canada.  Under the terms of the agreement, the Company will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  As at June 30, 2003, eligible research and development expenses in the amount of $124,690 were recovered.  As a percentage of sales, research and development expenses for the six months ended June 30, 2003 were 13% (before grant recovery), whereas they were 11% for the same period in 2002.

Wages and benefits expense increased 34% to $878,169, compared with $655,972 for the same period in 2002.  This increase is the result of an increase in sales and administrative staff in support of planned sales growth.  The Company also hired a Vice President of Sales and Marketing in July 2002, whose wage cost is not reflected in the June 30, 2002 comparative figures.

Office and administration expenses were $345,265, representing a 32% increase over 2002 at $262,185.  During the first half of 2002, Carmanah was operating out of one building.  It has since expanded into an adjacent building, resulting in increased rent, utilities and general office costs.

Net income was $(69,972) compared to $6,560 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $49,709, compared with $191,738 for the same period in 2002.

Carmanah's cash and cash equivalents at June 30, 2003 were $1,561,375, compared to $679,100 at December 31, 2002.  The increase is due primarily to receipt of funds raised on the issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519.  Approximately $557,000 of the cash usage is the result of increased inventory levels, acquisition of capital equipment and leasehold improvements, and paying down the Company's line of credit.  The Company's net working capital at June 30, 2003 is $3,399,648 (current ratio of 6.10:1) as compared to $2,006,148 (current ratio of 2.71:1) at December 31, 2002.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, aviation, roadway, railway and mining markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

June 30, 2003 and December 31, 2002

(Unaudited - Prepared by Management)

	June30	December 31,
	2003	2002
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$ 1,561,375	$ 679,100
Accounts receivable	1,027,955	1,366,780
Inventories	1,396,825	1,057,666
Prepaid expenses and deposits	55,950	43,513
Current portion of advances receivable	23,000	26,844
	4,065,105	3,173,903
Advances receivable	90,502	111,500
Equipment and leasehold improvements	502,528	471,079
Patents	37,443	34,154
	$ 4,695,578	$ 3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 597,445	$ 947,014
Bank loan	30,000	140,000
Deferred revenue	-	11,042
Current portion of long-term debt	10,858	21,684
Current portion of obligations under capital leases	25,014	48,015
Due to related parties	2,140	-
	665,457	1,167,755
Long-term debt	55,139	55,139
Obligations under capital leases	49,566	49,566

Shareholders' equity:
Share capital	4,695,350	3,256,336
Contributed surplus	64,386	26,188
Deficit	(834,320)	(764,348)
	3,925,416	2,518,176
	$ 4,695,578	$ 3,790,636

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the six months ended June 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the six months ended
	June 30,
	2003	2002

Sales	$ 3,514,502	$ 2,894,777
Cost of sales	1,608,631	1,248,166
	1,905,871	1,646,611

Operating expenses:
Wages and benefits	878,169	655,972
Office and administration	345,265	262,185
Research and development	344,722	319,693
Sales and marketing	296,967	262,682
Bank charges and interest	39,049	21,060
Amortization of:
Capital assets	75,859	48,714
Deferred development costs	-	111,249
Patents and other intangible assets	4,773	4,155
	1,984,804	1,685,710

Operating income (loss) for the period	(78,933)	(39,099)

Interest and other income	8,961	45,659

Net earnings (loss) for the period	(69,972)	6,560

Deficit, beginning of period	(764,348)	(800,741)

Deficit, end of period	$ (834,320)	$ (794,181)

Earnings (loss) per share - basic and fully diluted	$ (0.003)	$ 0.000

Weighted average number of shares outstanding	21,793,688	20,480,113

FOR IMMEDIATE RELEASE	Wednesday, August 7, 2003
(No.2003-08-14)

CARMANAH AWARDED $235,000 CONTRACT WITH US MILITARY

Victoria, British Columbia, Canada - Thursday, August 7, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that it has recently been awarded a $235,000 government contract for airfield lighting at a U.S. Army Air Base in Iraq.

Carmanah will light the entire Sustainer Army airfield with its patented, solar-powered LED aviation lights by supplying 210 taxiway edge lights, 128 runway edge lights, 20 runway end identifier lights and 16 heli-pad perimeter lights.

"This order represents a major milestone for Carmanah", states Art Aylesworth, Carmanah's CEO.  "It validates our proven solar-powered LED technology as a complete airfield lighting solution."

Airfield lighting conditions at Sustainer Army Air Base are extremely challenging.  Due to recent conflict, there is no permanent lighting infrastructure in place.  Current portable lighting systems used require daily maintenance, battery charging, generator use and fossil fuel dependence.  In comparison, Carmanah's aviation lights will provide a significantly lower cost alternative that (1) eliminates the demand for external grid power and/or generator use, (2) eliminates the manual recharging required, and (3) eliminates the need for scheduled maintenance.  In addition, Carmanah's patented durable designs have enabled its lights to operate reliably under the extreme temperatures and harsh environmental conditions common in the Middle East.

Since January 2003, Carmanah has sold more than $500,000 in airfield lighting to the U.S. Military for air bases in the United States, the Middle East and Asia.

SolarAirportLights.com

To support its Aviation Lighting Division, Carmanah has recently set up the web site "www.SolarAirportLights.com", dedicated to the aviation market and its specific market needs.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the aviation, marine, transit, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com or solarairportlights.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

FOR IMMEDIATE RELEASE	Wednesday, August 19, 2003
(No.2003-08-15)

CARMANAH AWARDED $1.6 MILLION CONTRACT

FOR SOLAR-POWERED BUS SHELTER LIGHTING

Victoria, British Columbia, Canada - Tuesday, August 19, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that it has recently been awarded a contract for approximately $1.6 million in solar-powered bus shelter lighting systems.  Further information about this order will be released in the near future.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, aviation, marine, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Wednesday, August 21, 2003
(No.2003-08-16)

CARMANAH AWARDED $1.6 MILLION CONTRACT

FOR SOLAR-POWERED BUS SHELTER LIGHTING IN LONDON, ENGLAND

Victoria, British Columbia, Canada - Thursday, August 21, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce further details on its recently awarded contract with Trueform Group (U.K.) for approximately $1.6 million in solar-powered bus shelter lighting systems.

Trueform Group is the contracted solutions provider of bus shelter infrastructure for London Bus Services.  With this contract, Trueform will be outfitting an estimated 300 bus shelters with solar / LED illumination within Greater London.  The Company estimates that 50% of these installations will be complete by year-end with the balance installed next year.

"London has been a strong proponent of solar technology and this high-profile installation will provide a global showcase for our Company," states Art Aylesworth, CEO of Carmanah.  "This order is very important as it further validates the time and investment we have made into the transit market.  We are proud to have the confidence of Trueform and London Bus Services to provide our solar / LED illumination to one of the world's largest and most innovative transit agencies."

Carmanah's bus shelter lighting system is self-contained, solar-powered and uses LEDs (light emitting diodes) for illumination.  Carmanah was successful in its bid with Trueform based on prototypes of this system that performed well through the winter of 2002.

"With this initial installation, Carmanah is well-positioned to demonstrate the Company's technology and customer service to the city of London," states Aylesworth.  "The timing is excellent as the city has committed to reduce its road congestion and greenhouse gas emissions through transit system upgrades."  In fact, the Mayor of London, Ken Livingstone, has proposed "the biggest expansion and improvement of public transport provision London has ever seen." 1

It is important to note that this order is independent of the solar-powered, illuminated bus stop project Carmanah has been working on with London Bus Services since September 2001.  Carmanah continues to participate in a large-scale field trial of solar-powered bus stops providing LED schedule illumination throughout London.  Carmanah is one of two companies currently involved in this project and a final decision on the bus stop project is expected in 2004.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, aviation, marine, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

__________________________________

1 Transport for London Street Management, Annual Review 2001/02, Page 7

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
X	Schedule A
X	Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Carmanah Technologies Corporation	June 30, 2003	03/08/21
ISSUER'S ADDRESS
Suite 1304 - 925 West Georgia Street, Cathedral Place
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.	V6C 3L2	(604) 682-4768	1-866-629-0264
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Praveen K. Varshney	Director	(604) 629-0264
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
praveen@carmanah.com	www.carmanah.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David R. Green"	David R. Green	03/08/21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	03/08/21
(Electronic signatures should be entered in "quotations".)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

June 30, 2003 and December 31, 2002

(Unaudited - Prepared by Management)

	June 30,	December 31,
	2003	2002
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$ 1,561,375	$ 679,100
Accounts receivable	1,027,955	1,366,780
Inventories (note 2)	1,396,825	1,057,666
Prepaid expenses and deposits	55,950	43,513
Current portion of advances receivable	23,000	26,844
	4,065,105	3,173,903
Advances receivable (note 3)	90,502	111,500
Equipment and leasehold improvements (note 4)	502,528	471,079
Patents	37,443	34,154
	$ 4,695,578	$ 3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 597,445	$ 947,014
Bank loan (note 5)	30,000	140,000
Deferred revenue	-	11,042
Current portion of long-term debt	10,858	21,684
Current portion of obligations under capital leases	25,014	48,015
Due to related parties	2,140	-
	665,457	1,167,755
Long-term debt (note 6)	55,139	55,139
Obligations under capital leases (note 7)	49,566	49,566

Shareholders' equity:
Share capital (note 8)	4,695,350	3,256,336
Contributed surplus	64,386	26,188
Deficit	(834,320)	(764,348)
	3,925,416	2,518,176
	$ 4,695,578	$ 3,790,636

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the six months ended June 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2003	2002	2003	2002

Sales	$ 1,608,024	$ 1,513,733	$ 3,514,502	$ 2,894,777
Cost of sales	704,449	649,836	1,608,631	1,248,166
	903,575	863,897	1,905,871	1,646,611

Operating expenses:
Wages and benefits	434,823	332,138	878,169	655,972
Office and administration	186,652	155,197	345,265	262,185
Research and development	148,058	163,799	344,722	319,693
Sales and marketing	154,398	115,003	296,967	262,682
Bank charges and interest	24,871	31,765	39,049	21,060
Amortization of:
Capital assets	41,297	26,399	75,859	48,714
Deferred development costs	-	52,643	-	111,249
Patents and other intangible assets	2,545	1,211	4,773	4,155
	992,644	878,155	1,984,804	1,685,710

Operating income (loss) for the period	(89,069)	(14,258)	(78,933)	(39,099)

Interest and other income	6,182	45,398	8,961	45,659

Net earnings (loss) for the period	(82,887)	31,140	(69,972)	6,560

Deficit, beginning of period	(751,433)	(825,321)	(764,348)	(800,741)

Deficit, end of period	$ (834,320)	$ (794,181)	$ (834,320)	$ (794,181)

Earnings (loss) per share - basic and fully diluted	$ (0.004)	$ 0.002	$ (0.003)	$ 0.000

Weighted average number of shares outstanding	22,768,283	20,487,511	21,793,688	20,480,113

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2003	2002	2003	2002

Cash provided by (used in):

Operations:
Net earnings (loss) for the period	$ (82,887)	$ 31,140	$ (69,972)	$ 6,560
Amortization, an item not involving cash	43,842	80,254	80,632	164,118
Changes in non-cash operating working capital:
Accounts receivable	355,440	90,434	338,825	(270,611)
Inventories	(223,619)	(170,443)	(339,159)	(245,869)
Prepaid expenses and deposits	(8,680)	6,033	(12,437)	(8,832)
Accounts payable and accrued liabilities	(304,300)	(291,758)	(349,569)	(7,848)
Due to related parties	-	-	2,140	-
Deferred revenue	-	-	(11,042)	-
	(220,204)	(254,340)	(360,582)	(362,482)

Investing:
Decrease in advances receivable	13,000	6,947	24,842	12,833
Purchase of equipment and leasehold improvements	(93,317)	(54,500)	(107,307)	(83,423)
Patents	(5,084)	-	(8,063)	-
	(85,401)	(47,553)	(90,528)	(70,590)

Financing:
Proceeds on share issuance	174,495	-	1,654,495	237,600
Share issuance costs	-	-	(215,481)	-
Contributed surplus	-	-	38,198	-
Bank loan	20,000	(20,000)	(110,000)	-
Repayment of long-term debt	(5,417)	(26,729)	(10,826)	(32,316)
Principle payments of obligations under capital leases	(12,374)	(6,212)	(23,001)	(12,945)
	176,704	(52,941)	1,333,385	192,339
Increase (decrease) in cash and cash equivalents	(128,901)	(354,834)	882,275	(240,733)
Cash and cash equivalents, beginning of period	1,690,276	1,174,918	679,100	1,060,817
Cash and cash equivalents, end of period	$ 1,561,375	$ 820,084	$ 1,561,375	$ 820,084

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Carmanah Technologies Corporation (the "Corporation" or "CTC"), formerly Andina Development Corporation, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.

(a)

Basis of presentation:

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CTI.  All inter-company transactions and balances have been eliminated.

(a)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset                                                                                                    Basis                                         Rate

Automobiles

declining balance

30%

Computer hardware

declining balance

30%

Computer software

declining balance

100%

Leasehold improvements

straight-line

term of lease

Office, production and research equipment

declining balance

20%

The cost of repairs and maintenance is expensed as incurred.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

 (e)

Patents:

Direct costs of obtaining patents are capitalized and amortized at 25% declining balance, being the estimated period of benefit.

(f)

Revenue recognition:

Revenues from the sale of products are recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

(g)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(h)

Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

 (i)

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting.  Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.  During the period ended June 30, 2003, due to the nature of the stock options granted to a non-employee, compensation costs of $38,198 were recorded in shareholders' equity.

For other employee awards, including employee stock options, the Company has elected to continue to apply the settlement method.  Under this method, no compensation expense is recognized when stock options are granted to employees.  Any consideration paid by employees on exercise of stock options is credited to share capital.  The Company is required to disclose pro forma net earnings and earnings per share information as if employee stock options granted on or after January 1, 2002 had been accounted for under the fair value method.  This information is presented in note 8(c).

(j)

Foreign currency transactions:

The Company's functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated to Canadian dollars at the rate of exchange prevailing at the consolidated balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(k)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions and valuation of stock compensation.  Actual results could differ from these estimates.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

 (l)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, deferred software development costs and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

2.

Inventories:

June 30, 2003                    December 31, 2002

Raw materials

$

894,634

$

737,039

Work-in-process

245,536

115,290

Finished goods

256,655                                  205,337

$      1,396,825                        $      1,057,666

3.

Advances receivable:

June 30, 2003                            December 31, 2002

Advances per beginning of year

$

138,344

$

160,972

Payments received

 (26,500)

(35,500)

Accrued interest for the period

1,658

12,872

113,502

138,344

Less: current portion of advances receivable

(23,000)

(26,844)

$

90,502

$

111,500

The Corporation entered into a Letter of Intent dated September 15, 1999 which set forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources.  The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

Advances receivable are payable in monthly instalments of $3,000 including annual interest at 8%.  Commencing April 1, 2003, interest is not charged on the advances and monthly installments were increased to $4,000.  The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

4.

Equipment and leasehold improvements:

Accumulated                    Net book

June 30, 2003

Cost

amortization

value

Computer hardware

$

245,128

$

133,890

$

111,238

Computer software

126,583

115,526

11,057

Leasehold improvements

259,213

90,640

168,573

Office equipment

97,298

26,520

70,778

Production equipment

185,591

64,211

121,380

Research equipment

34,362                        14,860                       19,502

$         948,175           $         445,647           $         502,528

Accumulated

Net book

December 31, 2002

Cost

amortization

value

Computer hardware

$

221,546

$

116,340

$

105,206

Computer software

119,475

108,023

11,452

Leasehold improvements

199,008

62,439

136,569

Office equipment

96,262

18,713

77,549

Production equipment

175,876

51,265

124,611

Research equipment

28,701                       13,009                        15,692

$         840,868          $         369,789             $        471,079

Equipment and leasehold improvements include $151,126 (December 31, 2002 - $151,037) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $15,506 (December 31, 2002 - $24,856) is included in amortization expense.

5.

Bank loan:

The Company, through CTI has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $300,000 (December 31, 2002 - $300,000) at prime plus 1.25% (December 31, 2002 - 1.25%).  This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

6.

Long-term debt:

                                                                                                    June 30, 2003                 December 31, 2002

Business Development Bank loan, payable in monthly

instalments of $1,675 including annual interest at

prime plus 1.25%, maturing December 23, 2005.

Secured by a general security agreement on

manufacturing equipment.

$

60,300

$

70,350

City of Victoria, payable in monthly installments of

$170 including annual interest at 7.92%, maturing

August 1, 2006

5,697

6,473

65,997

76,823

Less current portion of long-term debt

(10,858)

(21,684)

$

55,139

$

55,139

Scheduled debt repayments to maturity are as follows:

2003

$

10,858

2004

21,814

2005

23,275

2006

10,050

$

65,997

7.

Obligations under capital leases:

The Company leases computer equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

June 30, 2003

December 31, 2002

2003

$

34,824

$

59,130

2004

38,308

38,548

2005

16,073

17,493

89,205

115,171

Less amounts representing interest at 6.25% to 10.75%

(14,625)

(17,590)

Present value of capital lease obligations

74,580

97,581

Less current portion

(25,014)

(48,015)

$          49,566                    $       49,566

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value.

(b)

Issued and outstanding:

Number of common shares                         Amount

Balance, December 31, 2001

20,212,710

$

3,029,746

Private placement

440,000

237,600

Less share issuance costs

-

(11,010)

Balance, December 31, 2002

20,652,710

3,256,336

Private placement

2,000,000

1,480,000

Less share issuance costs

-

(215,481)

Exercise of brokers' warrants

220,160

165,120

Exercise of options

12,500

9,375

Balance, June 30, 2003

22,885,370

$    4,695,350

During the year ended December 31, 2002, the Company completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600.

During the period, the Company completed a private placement of 2,000,000 common shares at $0.74 per common share for gross proceeds of $1,480,000.

(c)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company.  A summary of the status of the options outstanding and exercisable follows:

Number of                        Weighted average

common shares                exercise price

Balance, December 31, 2001

3,224,833

$

0.74

Granted

166,664

0.75

Cancelled

(241,668)

(0.75)

Balance, December 31, 2002

3,149,829

0.74

Granted

533,000

0.75

Cancelled

(170,000)

(0.75)

Exercised

(12,500)

(0.75)

Balance, June 30, 2003

3,500,329

$        0.74

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at June 30, 2003.

Number

Number

outstanding at

exercisable at

Exercise price

June 30, 2003

Expiry date

June 30, 2003

$0.60

229,333

February 3, 2005

229,333

$0.75

2,576,332

June 20, 2006

2,201,332

$0.75

166,664

June 13, 2007

103,994

$0.75

428,000

January 13, 2008

377,123

$0.75

100,000                               April 1, 2005                         100,000

3,500,329

3,011,782

During the period ended June 30, 2003, no compensation costs were recorded in the consolidated statements of operations and deficit for options granted to employees.

Had compensation costs been determined for employee awards granted during the period using the fair value based method at their respective grant dates, the Company's pro forma net earnings (loss) and pro forma basic and fully diluted earnings (loss) per share would have been as follows:

Three months ended

Six months ended

June 30, 2003

June 30, 2003

Net loss, as reported

$

(82,887)

$

(69,972)

Compensation expense related to

fair value of stock options

(25,261)

(120,449)

Pro forma net loss

$

(108,148)                  $      (190,421)

Loss per share, as reported

$

(0.004)

$

(0.003)

Pro forma loss per share

$

(0.005)

$

(0.009)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital (continued):

(c)

Stock options (continued):

Six months ended

June 30, 2003

Risk free interest rate

3.43%

Expected dividend yield

       0%

Stock price volatility

59.67%

Expected life of options

      2 years

The weighted average fair value of options granted during the period ended June 30, 2003 is $0.30.

(d)

Shares held in escrow:

As at June 30, 2003, the Company held 4,098,610 (December 31, 2002 - 4,339,883) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004.  During the six months ended June 30, 2003, no shares have been released from the time-based escrow and 3,423,606 shares remain in time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for release from escrow are limited to 30% of total escrow securities.  During the six months ended June 30, 2003, 241,273 shares were released from performance escrow and 675,004 remain in performance-based escrow.

All shares are estimated to be released from escrow by July 6, 2004.

(e)

Warrants:

During the period, 220,160 brokers' warrants were exercised at a price of $0.75 per common share and 220,160 common shares were issued for proceeds of $165,120.  During the period, all of the 1,167,467 warrants at an exercise price of $1.25 each expired and the remaining 13,333 brokers' warrants at an exercise price of $0.75 expired.

9.

Contribution agreement:

During fiscal 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At June 30, 2003, eligible research and development expenses of $267,424 have been offset by contributions receivable under this agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

10.

Related party transactions:

During the period ended June 30, 2003, the Company paid $44,400 (June 30, 2002 - $40,000) for research and development services to a director of the Company.  During the period, the Company paid contract fees of $152,150 (June 30, 2002 - $142,210) to a company part owned by a director of the Company.  This company provides two senior management positions and one administrative position to the Company.

The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2004.  During the period ended June 30, 2003, the Company paid management fees of $60,000 (June 30, 2002 - $60,000) under this agreement.

During the period, the Corporation paid directors' fees of $12,000 (June 30, 2002 - $nil) to two directors of the Corporation.

These transactions are measured at the exchange amount of consideration established and agreed by the related parties.

11.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.  The estimated fair value of advances receivable approximates its carrying value as it bears interest at rates approximating current market rates.

(b)

Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  The Company has not entered into any foreign exchange contracts to hedge this risk.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

12.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Amount

June 30, 2003:

2003

$

72,836

2004

134,643

2005

133,579

2006

85,945

$

427,003

13.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of solar-powered LED (light emitting diode) lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the six months ended June 30, 2003 that represented more than 10% of sales for the period.  During the fiscal year 2001, the company had sales of $424,049 to a customer, representing more than 10% of the sales for that year.  Sales to any individual customers in fiscal 2000 or 2002, did not exceed 10% of sales.

As at June 30, 2003 and 2002, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

Three months ended            Six months ended

(thousands of dollars)

June 30, 2003                  June 30, 2003

North America

$

1,067

$

2,346

Europe

685

Other

$

1,608

$

3,514

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials	$1,267,183
Labour	187,792
Indirect materials, supplies, freight-in	51,930
Inventory adjustments and variance	101,726
$1,608,631

Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Building repairs, maintenance and security	$ 8,613
Computers and equipment repairs and maintenance	5,152
Computers and equipment rentals	9,206
Directors' fees	12,000
Dues and licenses, donations	10,842
Insurance	33,006
Management fees	60,000
Office supplies	42,037
Professional fees	29,641
Recruitment, training, seminars	3,132
Regulatory and transfer agent	17,531
Rent and storage	36,753
Shipping and customs	4,158
Telephone and utilities	27,205
Travel and entertainment	41,399
Vehicle	4,590
$ 345,265

Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment	$ 71,872
Materials	141,433
Small tools	1,967
Wages	254,140
Grant expense recovery	(124,690)
$ 344,722

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Consulting fees	$ 14,030
Marketing activities	154,549
Public relations	30,659
Trade shows and travel	95,344
Entertainment	2,385
$ 296,967

Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $44,400 was paid for research and development to a Director of the Corporation.  Contract fees of $152,150 were paid to a company part owned by a Director of the Corporation.  The contracted company provides two senior management positions and one administrative position to CTI.

Management fees of $60,000 were paid to a company controlled by a Director and an Officer of the Corporation.

Directors' fees of  $12,000 were paid to two directors of the Corporation.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
March 24, 2003	Common shares	Private placement	2,000,000	$0.74	$1,480,000	Cash	-
April 29, 2003	Common shares	Exercise of brokers' warrants	152,850	$0.75	$114,638	Cash	-
June 6, 2003	Common shares	Exercise of Options	12,500	$0.75	$9,375	Cash	-
June 19, 2003	Common shares	Exercise of brokers' warrants	67,310	$0.75	$50,483	Cash	-

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Section 2 (continued)

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
January 13, 2003	Various employees	Employee	183,000	$0.75	January 13, 2008
January 13, 2003	Michael Ball	Officer	250,000	$0.75	January 13, 2008
March 26, 2003	Consultant	Consultant	100,000	$0.75	April 1, 2005

Section 3

A.

Authorized and issued share capital as at June 30, 2003:

Authorized share capital - unlimited common shares without par value.

A total of 22,885,370 shares have been issued for a total of $4,695,350.

B.

Options, warrants and convertible securities outstanding as at June 30, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	229,333	$0.60	February 3, 2005
	2,576,332	$0.75	June 20, 2006
	166,664	$0.75	June 13, 2007
	428,000	$0.75	January 13, 2008
	100,000	$0.75	April 1, 2005

C.

Shares in escrow or subject to pooling as at June 30, 2003:

Common shares in escrow - 4,098,610

D.

List of directors as at June 30, 2003:

Dr. David Green	Director & Chairman
Art Aylesworth	Director, President & CEO
Kelly Edmison, LLB	Director
Trevor Johnstone, CA	Director
Praveen Varshney, CA	Director & CFO
Peeyush Varshney, LLB	Secretary

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Financial Results:

Carmanah's total revenues for the three months ended June 30, 2003 increased to $1,608,024, compared to $1,513,733 for the same period in 2002.  Due to sales timing, the Company also possessed a production backlog of $186,000 at the end of the quarter.  Net income for the quarter was $(82,887) compared to $31,140 for the same period in 2002.

"This has been an interesting and challenging quarter for the Company", states Art Aylesworth, Carmanah's CEO.  "On one hand the sales of our marine products were excellent and continue to meet or exceed forecasts.  Sales in the secondary markets for our navigation and hazard markers, such as aviation, were also very positive.  Interest in our technology in general continues to rise.

Three issues, however, have had an effect on our overall revenue growth and profitability for the quarter.  First, the 11% upward shift in the Canadian dollar relative to the US dollar has cost the Company an equivalent reduction in top line revenues as most sales are in US dollars.  Second, the general state of the US economy has delayed many significant deals in our pipeline, as capital purchases are pushed back due to tightened US budgets.  Finally, we underestimated the time required to develop substantial 'roll-out' type sales in the transit market for our i-STOPTM and i-SHELTERTM product lines.  Our targeted timelines for roll-out sales were based on how rapidly our transit clients were accepting field trial units.

To compensate for the upswing in the Canadian dollar, we have adjusted our pricing scheme and have focused attention at reducing our overall manufacturing costs.  Regardless of US economic issues, we are confident that the overall opportunities for our technology in North America will outweigh the soft economy and sales will continue to grow.  To assist our transit clients with purchase timing for their large-scale orders, we are working to provide financing alternatives that accommodate their budgetary constraints.  We are optimistic that our significant investment into the transit market will be rewarded."

It is important to note that Carmanah's sales prospect pipeline remains at its highest level in the Company's history.  "There are a number of significant projects underway that should complete before the end of the year that will contribute to strong 2003 financial results.  Carmanah has done a good job of introducing itself to several market sectors on a global scale and the space we've identified as 'solar -powered LED lighting' is clearly a rising star.  The opportunities continue to expand and we are pleased with our development to-date", states Aylesworth.

SUMMARY OF RESULTS FOR 2003

3 Months Ended June 30

Carmanah's total revenues for the three months ended June 30, 2003 increased 6% to $1,608,024, compared to $1,513,733 for the same period in 2002.  Revenues are derived from the sale of solar-powered LED (light emitting diode) hazard, safety and navigation lights.  Sales are sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.

Net income was $(82,887) compared to $31,140 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $(14,174) compared with $143,158 for the same period in 2002.

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

Carmanah's gross profit margin was 56% of sales, a 1% reduction over previous year's 57% gross profit margin for the second quarter.  This decrease was primarily the result of the decline of the US dollar, relative to the Canadian dollar, as the Company's product pricing was pegged in US dollars.  It is important to note that the 56% represented a 3.5% gain in gross margin over the 52.5% recorded during the first three months ended March 31, 2003.  This gain was primarily due to adjustments made to the Company's purchasing practices.

6 Months Ended June 30

Carmanah recorded a record $3,514,502 in revenues.  This was an increase of 21% over the same period in 2002 at $2,894,777.

Direct cost of goods totaled $1,608,631 as compared to $1,248,166 for the six months ended June 30, 2002.  Gross profit as a percentage of sales was 54% as compared to 56% during the same period in 2002.

Sales and marketing expenses in 2003 were $296,967, representing a 13% increase or $34,285 over 2002 at $262,682.  Carmanah continues sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  It is important to note that much of the Company's sales and marketing resources are invested in emerging markets, such as transit, aviation and roadways.  These markets are expected to realize significant future revenues, but offer minimal contribution to the budget for 2003.

During the first half of 2003, research and development expenses of $344,722 represented an 8% increase over the previous year's $319,693.  The $344,722 research and development expense incurred to June 30, 2003 is net of eligible expenses recovered under a grant awarded to the Company by Sustainable Development Technology Canada.  Under the terms of the agreement, the Company will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  As at June 30, 2003, eligible research and development expenses in the amount of $124,690 were recovered.  As a percentage of sales, research and development expenses for the six months ended June 30, 2003 were 13% (before grant recovery), whereas they were 11% for the same period in 2002.

Wages and benefits expense increased 34% to $878,169, compared with $655,972 for the same period in 2002.  This increase is the result of an increase in sales and administrative staff in support of planned sales growth.  The Company also hired a Vice President of Sales and Marketing in July 2002, whose wage cost is not reflected in the June 30, 2002 comparative figures.

Office and administration expenses were $345,265, representing a 32% increase over 2002 at $262,185.  During the first half of 2002, Carmanah was operating out of one building.  It has since expanded into an adjacent building, resulting in increased rent, utilities and general office costs.

Net income was $(69,972) compared to $6,560 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $49,709, compared with $191,738 for the same period in 2002.

Carmanah's cash and cash equivalents at June 30, 2003 were $1,561,375, compared to $679,100 at December 31, 2002.  The increase is due primarily to receipt of funds raised on the issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519.  Approximately $557,000 of the cash usage is the result of increased inventory levels, acquisition of capital equipment and leasehold improvements, and paying down the Company's

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

line of credit.  The Company's net working capital at June 30, 2003 is $3,399,648 (current ratio of 6.10:1) as compared to $2,006,148 (current ratio of 2.71:1) at December 31, 2002

Operations:

U.S. Patent Approved For Automatic Light Control

On February 20, 2003, the Corporation announced that a U.S. patent application (#09/824,994) for its proprietary Automatic Light Control (ALC) technology had been approved.

ALC distinguishes Carmanah's products from any other solar-powered lighting products in the world today.  This technology allows the Corporation's lighting products to automatically adapt to the solar environment where they are installed, thereby greatly extending product performance and reliability while reducing component size and associated cost.

Private Placement of $1.48 Million

On February 25, 2003, the Corporation announced that it proposed to issue up to 2,000,000 common shares of the Corporation at a price of $0.74 per share pursuant to a private placement, for gross proceeds of up to $1,480,000.  The private placement was subject to completion of formal documentation and receipt of regulatory approval with Canaccord Capital Corporation to receive a cash commission of 7.5 percent of the gross proceeds raised.

The Corporation also announced that a sale of 2,000,000 common shares (the "Traded Shares") had been effected through the facilities of the TSX Venture Exchange.  A total of 998,000 of the Traded Shares were held by control persons and / or other insiders of the Corporation, and were sold to arm's length, public shareholders.  These new shareholders are four European institutions that can be categorized as Socially Responsible Investors with a focus on environmental technology.  From the proceeds of the sale of the Traded Shares, the sellers purchased common shares pursuant to the private placement listed above.

On March 31, 2003, the Corporation announced that it had closed the private placement of 2,000,000 common shares of the Corporation at a price of $0.74 per share, for gross proceeds of $1,480,000.  The securities issued carry with them a four month "hold period" from the date of issuance of the common shares.

Atlanta Transit Buys i-Stop(TM) Solar-Powered, Led-Illuminated Bus Stop

On March 18, 2003, the Corporation announced that the Metropolitan Atlanta Rapid Transit Authority (MARTA) had selected the i-STOP(tm), the Corporation's new solar-powered bus-stop illumination system, for its "Enhanced Service Routes."  Atlanta's $125,000 purchase marks the largest and most prominent installation of i-STOP(tm) systems since the product's market introduction in September of 2002.

MARTA has identified four normal service routes to become Enhanced Service Routes with Express and Skip Stop services.  In addition to providing its core functions of security lighting, bus signaling and illuminated schedule information, MARTA's passengers will know that i-STOP(tm) systems indicate Enhanced Bus-Stop Service.

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the six months ended June 30, 2003

(Unaudited - Prepared by Management)

MARTA'S order was shipped on February 26th, 2003.  The four key Atlanta bus routes will operate with the Enhanced Service beginning March 24th, 2003.  A special new fleet of unique, blue buses (called "Blue Flyers") will service the Enhanced Stops, and their color will match the color of the i-STOP(tm) systems.

International Aviation Lighting Market

On April 23, 2003, the Corporation announced its official launch into the worldwide aviation lighting market at the 75th Annual American Association of Airport Executives (AAAE) Conference and Exposition in Los Angeles, California, April 27-30, 2003.

The Conference is the largest show in the U.S. aviation industry, with approximately 4000 attendees.  Carmanah was at booth #242 presenting six solar-powered LED aviation lights for applications including temporary / permanent runway and taxiway edge lighting, obstruction, barricade, heli-pad and construction lighting.

European Union With New Solar Bus Stops And Shelters

On May 5, 2003, the Corporation announced the worldwide launch of its new i-SHELTERTM solar-powered illuminated bus shelter at the UITP Mobility & City Transport Exhibition in Madrid, Spain, May 5-8, 2003.  The international event marked the move of Carmanah's successful i-STOPTM solar-powered, illuminated bus stop beyond North America into Europe's multibillion-dollar transit market.

The i-SHELTERTM is an new, innovative solution for bus stop lighting: a completely self-contained, solar-powered bus shelter.  The i-STOPTM bus stop has been installed in hundreds of locations continent-wide since its introduction to North America in September 2002.  The i-STOPTM includes an illuminated bus schedule, an overhead security light and a user-activated flashing beacon to notify bus drivers when a stop is required.

Carmanah Ranked #9 of Canada's Fastest Growing Companies

The June 2003 issue of PROFIT Magazine, a prominent Canadian national business magazine, presented its 15th annual "2003 PROFIT 100: the definitive ranking of Canada's best and brightest growth firms".   With 3,669% revenue growth since 1997, Carmanah was ranked #9 in Canada among the nation's fastest growing companies.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, aviation, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

We look forward to updating our shareholders on other significant opportunities as they develop and thank you for your continued support.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Art Aylesworth "

Art Aylesworth, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: August 26, 2003

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary